Exhibit 99.1

Calle La Colonia N° 150

Urb. El Vivero - Santiago de Surco

Tel: 317-6000

Lima, April 6, 2026

Sirs

Superintendencia del Mercado de Valores – SMV

Lima.-

Dear Sirs:

By means of the present, and within the framework of the provisions of the Regulations on Material Events and Reserved Information, approved by SMV Resolution No. 005-2014-SMV/01, we hereby report as a Material Event that, in a Board of Directors meeting held on April 6, 2026, the appointment of the members of the Board Committees was unanimously agreed upon, which shall be composed as follows:

Executive Committee:

-	Simon Rolf Kronenberg (Chairman)
-	José Raimundo Morales Dasso
-	Humberto Reynaldo Nadal Del Carpio

Audit Committee:

-	Esteban Chong León (Chairman)
-	Ana María Botella Serrano
-	Venkat Krishnamurthy

Good Corporate Governance Committee:

-	Santiago María Ojea Quintana (Chairman)
-	José Raimundo Morales Dasso
-	Humberto Reynaldo Nadal Del Carpio

Antitrust Best Practices Committee:

-	Santiago María Ojea Quintana (Chairman)
-	José Raimundo Morales Dasso
-	Humberto Reynaldo Nadal Del Carpio

Sustainability Committee:

-	Ana María Botella Serrano (Chairman)
-	Santiago María Ojea Quintana
-	Humberto Reynaldo Nadal Del Carpio

With nothing further to add, we remain yours truly.

Sincerely,

CEMENTOS PACASMAYO S.A.A.

Diego Roda Lynch

Stock Market Representative